Stearns Weaver Miller
Weissler Alhadeff & Sitterson, P.A.
Miami    ■    Ft. Lauderdale    ■    Tampa

Alison W. Miller	Museum Tower, Suite 2200
Direct Line: (305) 789-3500	150 West Flagler Street
Fax: (305) 789-2642	Miami, Florida 33130
Email: amiller@swmwas.com	(305) 789-3200
January 29, 2007
Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re	Bluegreen Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006 File No. 001-09292
Dear Ms. LaMothe:
     This letter is in response to comments of the Staff regarding the above-referenced filings, which were provided in your letter to George F. Donovan, dated December 29, 2006.
     Set forth below are the responses of Bluegreen Corporation (“Bluegreen”) to the comments in your letter. The numbering of the comment below corresponds to the numbering set forth in your letter.
Form 10-K
Financial Statements and Notes
Note 1 — Significant Accounting Policies, page 66
Inventory, page 69
1.	We note that homesites and VOIs reacquired through foreclosure or deedback in lieu of foreclosure are recorded at the lower of fair value, net of costs to dispose. Tell us how you considered SFAS 144 as it provides specific criteria for a long-lived asset (group), or a foreclosed asset that is newly acquired, that is classified as held for sale to be recognized at the lower of its carrying value or fair value less cost to sell.
     Bluegreen respectfully acknowledges the Staff’s comment with respect to the discussion regarding Inventory contained in Note 1 to the Consolidated Financial Statements in Bluegreen’s
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Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
January 29, 2007

Form 10-K for the year ended December 31, 2005. Bluegreen believes that the Staff’s comment may in part be due to a scrivener’s error in Bluegreen’s disclosure. While the 2005 disclosure stated that repossessed inventory is recorded at “the lower of” fair value less cost to sell, the inclusion of the words “the lower of” was in error. Further, after review, Bluegreen believes that the disclosure needs to clarify that reacquired inventory is in fact accounted for as held for sale.
     As disclosed in its Form 10-K, Bluegreen finances, through notes receivable, a majority of its sales of time-sharing intervals and a limited amount of homesite sales. Should the obligors of notes receivable held by Bluegreen become delinquent and ultimately default, the underlying property is repossessed from the defaulting obligor. The property (either the vacation ownership interest or the homesite) reacquired through this process is received in a condition ready for immediate resale. Accordingly, in accordance with paragraph 28 of SFAS 15, as amended by SFAS 144, as a creditor that is receiving long-lived assets that will be sold from a debtor in full satisfaction of a receivable, Bluegreen’s repossessed inventory is considered held for sale and is recorded at fair value less cost to sell. Throughout the periods held, such inventory is evaluated for impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”) as an asset held for sale.
     As the Staff is probably aware, Bluegreen’s accounting for time-sharing interests reacquired upon default of the related receivable changed as a result of the adoption of the standards of FASB Statement No. 152, Accounting for Time-sharing Transactions (“SFAS No. 152”), effective January 1, 2006. Accordingly, in its Form 10-K for the year ended December 31, 2006, Bluegreen will disclose the inventory policy immediately prior to the adoption of SFAS No. 152 as well as the policy effective upon adoption.
     The following revised discussion of Inventory, which Bluegreen believes addresses the Staff’s comment, will be included to describe the policy for periods before January 1, 2006.
Inventory
     Our inventory consists of completed VOIs, VOIs under construction, land held for future vacation ownership development and residential land acquired or developed for sale. We carry our inventory at the lower of cost, including costs of improvements and amenities incurred subsequent to acquisition, capitalized interest, real estate taxes and other costs incurred during construction, or estimated fair value, less costs to dispose. Through December 31, 2005, homesites and VOIs reacquired upon default of the related receivable were considered held for sale and are recorded at fair value less costs to sell. We periodically evaluate the recovery of the carrying amount of our individual resort and residential communities properties under the guidelines of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (see Note 6).
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Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
January 29, 2007

     Bluegreen is currently refining its policy disclosure for periods after January 1, 2006 as impacted by SFAS No. 152, and will include such disclosure in its Annual Report on Form 10-K for the year ended December 31, 2006.
     On behalf of Bluegreen, this is to confirm that in connection with this response to comments of the Staff, Bluegreen acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Bluegreen has attempted to address the comment raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 789-3500.
     Thank you for your assistance.

Sincerely,
/s/ Alison Miller

cc: George F. Donovan
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